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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Suntech Power Holdings Co., Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G8586G 10 2
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G8586G 10 2

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Zhengrong Shi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Australia

	5	SOLE VOTING POWER:

NUMBER OF		500,000 ordinary shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		60,900,000 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		500,000 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER:

60,900,000 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

61,400,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

40.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	G8586G 10 2

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	D&M Technologies Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		60,900,000 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		60,900,000 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	60,900,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	39.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	G8586G 10 2

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Power Surge Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		60,900,000 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		60,900,000 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	60,900,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	39.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	G8586G 10 2

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Credit Suisse Trust Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		60,900,000 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		60,900,000 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	60,900,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	39.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

ITEM 1(a). NAME OF ISSUER:
Suntech Power Holdings Co., Ltd. (the “Issuer”)
ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
17-6 Changjiang South Road, New District, Wuxi, Jiangsu Province 214028,
People’s Republic of China
ITEM 2(a). NAME OF PERSON FILING:
Zhengrong Shi
D&M Technologies Limited (the “Record Holder”)
Power Surge Trust (the “Trust”)
Credit Suisse Trust Limited (the “Trustee”)
ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
The address of the principal business office of the Record Holder and Zhengrong Shi is 17-6 Changjiang South Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China. The address of the Trust and the Trustee is 1 Raffles Link #05-02, Singapore 039393.
ITEM 2(c) CITIZENSHIP:
Dr. Shi is a citizen of Australia. The place of organization of the Record Holder is the British Virgin Islands. The place of organization of the Trustee is Singapore. The Trust is established under the laws of Singapore.
ITEM 2(d). TITLE OF CLASS OF SECURITIES:
Ordinary Shares
ITEM 2(e). CUSIP NUMBER:
G8586G 10 2
ITEM 3. Not Applicable

ITEM 4. OWNERSHIP:

				Shared
			Sole power	power to	Sole power to	Shared power
	Amount		to vote or	vote or to	dispose or to	to dispose or to
	beneficially	Percent	direct	direct	direct the	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Zhengrong Shi	61,400,000	40.1%	500,000	60,900,000	500,000	60,900,000
D&M Technologies Limited	60,900,000	39.8%	0	60,900,000	0	60,900,000
Power Surge Trust	60,900,000	39.8%	0	60,900,000	0	60,900,000
Credit Suisse Trust Limited	60,900,000	39.8%	0	60,900,000	0	60,900,000
Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, Dr. Shi may be deemed to be the beneficial owner of 500,000 ordinary shares of the Issuer issuable upon the exercise of vested options held by him. The Record Holder, of which Dr. Shi is the sole director, holds 60,900,000 ordinary shares of the Issuer. The Record Holder is ultimately wholly owned by the Trust, of which the Trustee acts as the trustee. Dr. Shi, the Record Holder, the Trust and the Trustee may be deemed to be a group for the ordinary shares as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own the ordinary shares beneficially owned by other members constituting such group. The Trustee disclaims beneficial ownership of the ordinary shares. The filing of this Schedule 13G should not be deemed an admission that the Trustee is the beneficial owner of such ordinary shares for any purpose.
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
              REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:
     Not applicable
ITEM 10. CERTIFICATION:
Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2007

Zhengrong Shi		/s/ Zhengrong Shi

Name: Zhengrong Shi

D&M Technologies Limited	By:	/s/ Zhengrong Shi

Name: Zhengrong Shi
Title: Director

Power Surge Trust	Credit Suisse Trust Limited in its capacity as Trustee of the Trust

	By:	/s/ Michael Low

Name: Michael Low
Title: Authorized Signatory

	By:	/s/ Bee Eng Koh

Name: Bee Eng Koh
Title: Authorized Signatory

Credit Suisse Trust Limited	By:	/s/ Michael Low

Name: Michael Low
Title: Authorized Signatory

	By:	/s/ Bee Eng Koh

Name: Bee Eng Koh
Title: Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement